November 12, 2024

Franklin Lim
Chief Financial Officer
Envirotech Vehicles, Inc.
1425 Ohlendorf Road
Osceola, AR 72370

       Re: Envirotech Vehicles, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 28, 2024
           Form 10-Q for the Fiscal Quarter Ended June 30, 2024
           Filed August 14, 2024
           Form 8-K Furnished October 22, 2024
           File No. 001-38078
Dear Franklin Lim:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished October 22, 2024
General

1. We note your disclosure that effective March 31, 2023, you entered into a term sheet with Maddox Defense, Inc. regarding a potential business combination transaction, pursuant to which you would acquire a majority of the outstanding capital stock of
       Maddox Defense in exchange for $102.5 million of shares and a promissory note in
       the principal amount of approximately $11.4 million. We further note that you recently appointed the Chief Executive Officer and Chief Operating Officer of
       Maddox Defense as your President and Chief Operating Officer, respectively. Please address the following comments:

             Provide us with a status update regarding the Maddox Defense business
 November 12, 2024
Page 2

           combination. In addition, we note from your Form 8-K furnished on November 5,
           2024 that you acquired 100% of Maddox Industries, LLC. Clarify whether or not such acquisition concludes your anticipated merger activity with Maddox
           Defense.

             Tell us your proposed accounting treatment for the merger, including whether or not it represents a common control reorganization or reverse merger and how you identified the accounting acquirer pursuant to ASC 805-10-25-5 and ASC 805-10-
           55-10 through -15. Also tell us how you assessed your planned business combinations for the existence of any predecessors.

Form 10-K for the Fiscal Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page 44

2. We note that your auditor did not reference the requirement to be independent in accordance with the applicable rules and regulations of the SEC. Please ensure your auditor revises its audit report accordingly in future filings. Refer to PCAOB Auditing
       Standard 3101.09(g) for guidance.
Exhibits 31.1 and 31.2, page 74

3. Your Exhibit 31 certifications exclude the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph
       4. Please revise your certifications in future filings to include the requisite language.
       Refer to Item 601(b)(31) of Regulation S-K for guidance.
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Exhibit 32.2, page 23

4. Your Exhibit 32.2 certification references your predecessor Chief Financial Officer and Treasurer in the first paragraph. Please revise the certification accordingly in future filings.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing